

December 6, 2013

Scott Tarriff
Chief Executive Officer
Eagle Pharmaceuticals, Inc.
50 Tice Boulevard, Suite 315
Woodcliff Lake, NJ 07677

> **Re: Eagle Pharmaceuticals, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 25, 2013**
> **CIK No. 0000827871**

Dear Mr. Tarriff:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 68

1.   We noted your revised disclosure regarding our comment 15. Please address the following:

   - Disclose if your valuations were retrospective or contemporaneous.
   - Please clarify how you considered the preferred stock issuances in determining the fair value of your common stock. Clarify if your valuation method determined an enterprise value at each valuation date, how the enterprise value was determined, and how you allocated the enterprise value between the preferred and common stock.
   - Disclose the assumptions used in your discounted cash flow methodology, and quantify the discount for lack of control and the discount for lack of marketability at each valuation date.

- Regarding your estimated probabilities for options granted on November 21, 2013, please tell us why a 15% probability was used for the IPO scenario.

2. You disclose in the table on page F-23 that you granted 1,253,000 options as of September 30, 2012. Please reconcile this to the 644,000 shares granted on July 12, 2012 presented on page 69 in your revised disclosure.

3. We acknowledge your revised disclosure to our comment 16. Please address the following:

- In the first sentence of the last paragraph on page 69 you indicated that you used large capitalization companies with diversified product lines that produce relatively stable positive earnings. In the next sentence you state that you used 214 biotech and pharmaceutical companies. Please clarify your disclosure regarding the guideline public companies selected.
- Provide us the guideline public companies that you selected and what similarities existed between you and the guideline public companies selected such as the number of products, types of products, size, working capital, liquidity, etc. Specify any adjustments that were made to reflect differences between you and the public companies selected.
- Disclose the methodology used to determine your expected volatility factor from the data obtained from the selected companies.

License Agreements, page 89

4. We note your response to prior comments 21-23 and reissue our comments requesting additional disclosure about the profit sharing and royalty percentage provisions in your agreements with Sandoz, The Medicines Company, SciDose. We consider these provisions material to investors and are not willing to grant requests for confidential treatment unless investors are provided with sufficient information about the agreements and their terms. Please revise your descriptions of these agreements to disclose the specific percentage or a meaningful range, not to exceed 10 percentage points.

Note 13. Asset Sales, page F-26

5. We acknowledge your response to our comment 27. Please revise your disclosure to specifically state that you cannot estimate the possible loss or range of loss related to the Hikma litigation beyond the $3,500,000 purchase price accrued, if true, as required by ASC 450-20-50-4.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Scott Tarriff
Eagle Pharmaceuticals, Inc.
December 6, 2013
Page 3

        You may contact Sasha Parikh at (202) 551-3627 or James Rosenberg, Senior Assistant Chief Accountant at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes
                                        Suzanne Hayes
                                        Assistant Director

Via E-mail
Marc Recht, Esq.
Cooley, LLP